                , 2012

S&P 500 Stock Master Portfolio

a series of Master Investment Portfolio

100 Bellevue Parkway

Wilmington, Delaware 19809

Master S&P 500 Index Series

a series of Quantitative Master Series LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) S&P 500 Stock Master Portfolio (the “Acquiring Fund”), a separate series of Master Investment Portfolio (the “Acquiring Portfolio”), a Delaware statutory trust, (ii) Master S&P 500 Index Series (the “Target Fund”), a separate series of Quantitative Master Series LLC (the “Target Portfolio”), a Delaware limited liability company, and (iii) the holders (the “Target Fund Shareholders”) of voting interests of the Target Fund (the “Target Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Target Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the assets of the Target Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund (the “Reorganization”), all pursuant to that certain Agreement and Plan of Reorganization, dated July         , 2012, adopted by the Board of Trustees of the Portfolio on behalf of the Acquiring Fund and by the Board of Trustees of the Portfolio on behalf of the Target Fund (the “Plan”). This opinion is being delivered pursuant to Section 8.8 of the Plan. The assets to be acquired by the Acquiring Fund are defined in Section 1.2 of the Plan (“Assets”). The liabilities to be assumed by the Acquiring Fund are defined in Section 1.3 of the Plan (“Stated Liabilities”).

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Target Fund set forth in the Plan and representations made in letters from the Acquiring Fund and the Target Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

•

under sections 708 and 721 of the Code, a Target Fund Shareholder will only recognize capital gain or loss on the conversion of its Target Fund Shares to the extent of the difference between the cash proceeds the Target Fund Shareholder receives, if any, with respect to its Target Fund Shares and such Target Fund Shareholder’s adjusted tax basis in its entire interest in the Target Fund;

•	under section 1222 of the Code, any capital gain or loss will be short-term or long-term depending upon the Target Fund Shareholder’s holding period for its Target Fund Shares;

•	under section 722 of the Code, a Target Fund Shareholder’s tax basis in the Acquiring Fund Shares received will equal its basis in the Target Fund Shares exchanged therefor; and

•

under section 1223 of the Code, a Target Fund Shareholder’s holding period for U.S. federal income tax purposes in its Acquiring Fund Shares received in exchange for its Target Fund Shares shall reflect the Target Fund’s holding period in Target Fund’s assets immediately prior to the merger, and, therefore, a Target Fund Shareholder’s holding period in the Acquiring Fund Shares received will likely differ from its holding period in its exchanged Target Fund Shares and may be part short-term and part long-term.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. We do not express an opinion as to the effect of the Reorganization on the Target Fund with respect to the recognition of any unrealized gain or loss for any Asset that is required to be marked to market for U.S. federal income tax purposes upon termination of the Target Fund’s taxable year or as a result of the transfer of certain assets of the Target Fund. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.

Sincerely yours,